10026265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

SEC FILE NUMBER
8- 21374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WRP Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4407 Belmont Avenue
(No. and Street)

Youngstown	Ohio	44505
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Pintaric 330-759-2023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti
(Name – *if individual, state last, first, middle name*)

6685 Beta Drive	Mayfield Village,	Ohio	44143
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

10
3/4

PX
3/11

OATH OR AFFIRMATION

I, David M. Pintaric, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WRP Investments, Inc., as of December 31st, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Tenya Taylor

Notary Public my commission expires 12-18-13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WRP INVESTMENTS, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2009


SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS
Delivering on the Promise.

WRP INVESTMENTS, INC.

YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS
WRP INVESTMENTS, INC.

We have audited the accompanying statement of financial condition of WRP Investments, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, except for the matter described in the following paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of WRP Investments, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Consolidation of variable interest entities is required for conformity with accounting principles generally accepted in the United States of America. As discussed in Note 5, the financial statements exclude an entity that, in our opinion, should be consolidated as a variable interest entity for which the Company is the primary beneficiary. The effect of this departure from accounting principles generally accepted in the United States of America in the accompanying financial statements is disclosed in Note 5.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
February 23, 2010

WRP INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 195,854
Cash - held in escrow	100,000
Commissions receivable	699,424
Marketable securities	22,746
	$ 1,018,024

LIABILITIES

Commissions payable	$ 699,424

STOCKHOLDERS' EQUITY

COMMON STOCK, no par value 10,000 shares authorized 8,000 shares issued and outstanding	500
ADDITIONAL PAID-IN CAPITAL	106,466
RETAINED EARNINGS	211,634
	318,600
	$ 1,018,024

The accompanying notes are an integral part of these financial statements.

WRP INVESTMENTS, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

		PERCENTAGE OF REVENUE
REVENUE		
Commission income	$ 32,023,601	100.0 %
Interest income	3,015	.0
Unrealized loss on marketable securities	(1,173)	.0
	32,025,443	100.0
EXPENSES		
Bank charges	1,145	.0
Commission expense	28,829,301	90.0
Management fees	3,008,155	9.4
Officers' salaries	192,000	.6
Other expenses	8,246	.0
Recruiting fees	16,066	.1
	32,054,913	100.1
NET LOSS	$ (29,470)	(0.1) %

The accompanying notes are an integral part of these financial statements.

WRP INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2008	$ 500	$ 106,466	$ 241,104	$ 348,070
Net loss	-	-	(29,470)	(29,470)
Balance at December 31, 2009	$ 500	$ 106,466	$ 211,634	$ 318,600

The accompanying notes are an integral part of these financial statements.

WRP INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (29,470)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Add back: Items not affecting cash		
Unrealized loss on marketable securities	$ (1,173)	
Cash provided by (used in) changes in the following items:		
Increase in commissions receivable	(146,784)	
Decrease in marketable securities	149,592	
Increase in commissions payable	146,784	148,419
Net cash provided by operating activities		118,949
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		176,905
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 295,854

The accompanying notes are an integral part of these financial statements.

WRP INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

WRP Investments, Inc. (the "Company") was incorporated in 1976 in the state of Ohio and is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA) and is engaged in managed accounts. All trades are cleared and settled through a clearing house, which is a member of the New York Stock Exchange and the Securities Investor Protection Corporation.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, such as money market deposits, to be cash equivalents.

Commissions Receivable

Receivables are stated at the amount management expects to collect from outstanding balances related to commission fees. Since these relate to commission fees receivable from customers, an allowance for doubtful accounts is not deemed necessary by management nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

Deposits

The Company maintains a $100,000 escrow deposit with their clearing house. The Company is also required to maintain $300,000 of Net Capital by their clearing house.

Marketable Securities

Marketable securities consist of listed securities that are considered to be available-for-sale and are reported at fair value. In accordance with industry accounting practices, any unrealized gain or loss on marketable equity securities is recognized currently in earnings. The cost of the marketable securities is approximately $64,000.

Commissions Payable

Commissions represent amounts due to the Company's registered representatives at the end of the month. These amounts are generally paid by the fifteenth day of the following month.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Commission income and related commission expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. S Corporation status provides for corporate taxable income to be taxed at the stockholder level. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness. At December 31, 2009, the Company exceeded all net capital requirements.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no borrowings subordinated to the claims of general creditors during the year ended December 31, 2009.

4. FAIR VALUE OF INVESTMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories:

- Level 1 – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.
- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists, or in instances where prices vary substantially over time or among brokered market makers.
- Level 3 – Model derived valuations in which one or more significant inputs of significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the assets or liabilities based on the best available information.

All of the Company's investments are Level 1.

5. RELATED PARTY TRANSACTIONS

Certain expenses such as insurance, payroll, office, etc. are paid by the management company. William R. Pintaric & Associates, Inc. (Associates), a corporation owned by the shareholders of the Company, provides management services to the Company. Fees charged by the management company were $3,008,155 for the year ended December 31, 2009.

The following is an unaudited summary of the assets, liabilities, and results of operations of Associates as of and for the year ended December 31, 2009:

Cash	$ (596)
Accounts receivable, net	1,000
Investments	29,393
	29,797
Net property and equipment	39,519
Other	10
Total assets	$ 69,326
Accounts payable	$ 20,257
Accrued expenses	972
	21,229
Note payable	39,841
Total liabilities	61,070
Capital stock	50,000
Accumulated deficit	(41,744)
	8,256
Total liabilities and equity	$ 69,326
Revenues	$ 4,271,046
Selling and administrative expenses	3,002,886
Income from operations	1,268,160
Other income, net	49,270
Net income	$ 1,317,430

6. CONTINGENCIES

The Company is involved in various lawsuits including a claim seeking damages in excess of $1,000,000. The Company is vigorously defending the lawsuit and the outcome is uncertain. Management is of the opinion that the liability, if any, will not be in excess of insurance coverage resulting from such litigation. The accompanying financial statements do not include any adjustments that might be necessary should the case result in an unfavorable outcome.

WRP INVESTMENTS, INC.

SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2009

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3

Not applicable due to exemption (k) (2) (I) of Rule 15c3-3

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable due to exemption (k) (2) (I) of Rule 15c3-3

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION

There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3 due to exemption (k) (2) (I) of Rule 15c3-3.

See the Independent Auditors' Report.

WRP INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

FORM X-17A-5 LINE		
COMPUTATION OF NET CAPITAL:		
1	Total stockholders' equity from statement of financial condition	$ 318,600
2	Less: Stockholders' equity not allowable for net capital	-
3	Total stockholders' equity qualified for net capital	318,600
6D	Total other deductions	(4,000)
8	Net capital before haircuts on security positions	314,600
9	Haircuts on securities pursuant to 15c3-1	(3,494)
10	Net capital	$ 311,106
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
11	Minimum net capital required	$ 46,628
12	Minimum dollar requirement	$ 50,000
13	Net capital requirement	$ 50,000
14	Excess net capital	
	Net capital	$ 311,106
	Less: Net capital requirement	(50,000)
	Total	$ 261,106
15	Excess net capital at 1000 percent	$ 241,164
AGGREGATE INDEBTEDNESS:		
16 and 19	Aggregate indebtedness liabilities	$ 699,424
20	Percent of aggregate indebtedness to net capital	224.82%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the Independent Auditors' Report.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE BOARD OF DIRECTORS
WRP INVESTMENTS, INC.

In planning and performing our audit of the financial statements and supplemental information of WRP Investments, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
February 23, 2010